                                                  TSX-V: MAD                                OTCBB: MRDDF                        FSE: MRG

Suite 1500 - 701 West Georgia St, Vancouver, BC. V7Y 1C6

Tel: (604) 689-4580    Toll Free: 1-877-689-4580

www.mirandagold.com

DRILL RESULTS FROM PHASE ONE DRILLING ON MIRANDA GOLD'S

BIG BLUE PROJECT

Vancouver, BC, Canada – May 26, 2011 – Miranda Gold Corp. (“Miranda”) (TSX-V: MAD) announces phase one drill results from Big Blue, a sediment-hosted gold project located in Lander County, Nevada.  Miranda's exploration funding partner Ramelius Resources Ltd. ("Ramelius") (ASX: RMS) intersected anomalous to moderate-grade mineralization in all four holes and plans a second drill campaign later this year.

The four reverse circulation holes totaling 2,445 ft (745.3 m) were all drilled at angles to the west to cross inferred northerly trending mineral-controlling structures in potentially favorable carbonate host rocks and in an area of surface and historic drill-indicated gold anomalies.  BBR11-01 reached a depth of 1,120 ft (341.4m).  Three holes, BBR11-02, -03, and -04, were drilled from the same drill pad, but poor drilling conditions prevented all of them from attaining their planned depth of +1000 ft (+305 m).  All holes were collared in siliceous sedimentary rocks of the upper plate of the Roberts Mountains Thrust.  All holes intersected the thrust between 235 and 270 ft (71.6 to 82.3 m) and terminated in lower-plate limestone. The lower-plate carbonate rocks were the targeted host and the rocks were altered but the gold mineralization in all four holes was intersected in the upper-plate siliceous rocks. The highest grade intercept was 5 ft of 0.178 oz Au/t (1.5 m of 6.11 g Au/t) starting at 15 ft (4.6 m) in hole BBR11-01. Drilling by previous operators did not test below a depth of 500 ft (152.4 m).

All significant drill intercepts (defined as any mineralization grading 0.010 oz Au/t (0.342 g Au/t) or better over 5 ft (1.5 m) or longer lengths are presented below.  In addition to the intervals reported in the table, all holes intersected several zones of anomalous mineralization, including 75 ft of 0.007 oz Au/t (22.9 m of 0.224 g Au/t) and 45 ft of 0.004 oz Au/t (13.7 m 0.136 g Au/t) in hole  BBR-11-02.

Hole ID	Total Depth (ft)	Interval (ft)	Length (ft)	Grade (oz Au/t)	Interval (m)	Length (m)	Grade (g Au/t)
BBR-11-01	1,120	0-85	85	0.022	0-25.9	25.9	0.753
Includes		10-25	15	0.080	3.0-7.6	4.6	2.747
BBR-11-02	475	70-75	5	0.015	21.3-22.8	1.5	0.515
		90-95	5	0.018	27.4-28.9	1.5	0.624
BBR-11-03	275	45-100	55	0.025	13.7-30.5	16.8	0.860
Includes		55-65	10	0.089	16.8-19-8	3.0	3.047
BBR-11-04	575	40-75	35	0.012	12.2-22.9	10.7	0.400
Includes		45-65	20	0.018	13.7-19.8	6.1	0.617
		195-200	5	0.017	59.4-60.9	1.5	0.573

* Drilled intersections; True widths cannot be estimated at this time.

The area tested with this first phase of drilling contains soils that assay from non-detectable to 0.025 oz Au/t (0.850 g Au/t) and rocks from non-detectable to 1.70 oz Au/t (58.2 g Au/t).  Historic drilling from three holes in the area report values of 20 ft of 0.007 oz Au/t (6.1 m of 0.240 g Au/t), 5 ft of 0.032 oz Au/t (1.5 m of 1.10 g Au/t), and 10 ft of 0.071 oz Au/t (3 m of 2.44 g Au/t).  Inferred northerly trending controls to mineralization are indicated by local disrupted bedding, brecciation, oxidation, quartz veins, silicification, and structurally controlled jasperoid.

Snow and mud conditions prevented drill access to two additional drill pads.  Ramelius plans to continue drill evaluation of Big Blue targets this summer, once a drill rig can be sourced.

The Big Blue Project consists of 255 unpatented lode mining claims covering 8.2 sq mi (21.2 sq km) located in the Toiyabe Range, 13 mi (21 km) north of Austin, Nevada.  The project is on the south margin of the Callaghan Window, a large area exposing Cambrian- through Silurian-age lower-plate carbonate rocks in the footwall of the Roberts Mountains Thrust.  The lower-plate sequence includes the Roberts Mountains, Hanson Creek and Pogonip Formations, of which all are known to be favorable hosts for large, sediment-hosted gold systems in Nevada.

All drill samples were collected with a reverse circulation drill using 5 ft (1.5 m) sample intervals. All samples were prepared for assay by ALS Minerals in Elko, Nevada, and assayed by ALS Minerals in Reno, Nevada. Gold results were determined using standard fire assay techniques on a 30 gram sample with an atomic absorption finish. Ramelius QA/QC protocol required 10% control samples that included the insertion of standards and blanks on a regular basis and collection of duplicate samples. All data disclosed in this press release have been reviewed and verified by company President & CEO Ken Cunningham, P.G., MSc. Geology and Qualified Person as defined by National Instrument 43-101.

Corporate Profile

Miranda Gold Corp. is a gold exploration company active in Nevada, Alaska and Colombia and whose emphasis is on generating gold exploration projects with world-class discovery potential. Miranda performs its own grass roots exploration and then employs a joint venture business model on its projects in order to maximize exposure to discovery while minimizing exploration risk. Miranda has ongoing partnerships with Agnico-Eagle (USA) Inc., Montezuma Mines Inc., Navaho Gold Ltd., NuLegacy Corporation, Piedmont Mining Company Inc., Ramelius Resources Ltd., and Red Eagle Mining Corporation.

ON BEHALF OF THE BOARD

“Kenneth Cunningham”

Kenneth Cunningham

President and CEO

For more information visit the Company’s web site at www.mirandagold.com or contact Joe Hebert, Vice President, Exploration at 775-738-1877.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties.

This news release contains forward-looking statements that are based on the Company’s current expectations and estimates. Forward-looking statements are frequently characterized by words such as “plan”, “expect”, “project”, “intend”, “believe”, “anticipate”, “estimate”, “suggest”, “indicate” and other similar words or statements that certain events or conditions “may” or “will” occur. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual events or results to differ materially from estimated or anticipated events or results implied or expressed in such forward-looking statements.   Such factors include, among others: the actual results of current exploration activities; conclusions of economic evaluations; changes in project parameters as plans to continue to be refined; possible variations in ore grade or recovery rates; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing; and fluctuations in metal prices.  There may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.